FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2013

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of May 2013 and incorporated by reference herein is the Registrant's immediate report dated May 13, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated: May 13, 2013

PRESS RELEASE

Formula Systems Reports First Quarter Results for 2013

First Quarter Revenues Increased by 6% Year-Over-Year to $188.8

Or Yehuda, Israel, May 13, 2013 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of software consulting services, computer-based business solutions, and proprietary software products, today announced its results for the first quarter of 2013.

Financial Highlights for the First quarter of 2013

•	Revenues for the quarter ended March 31, 2013, increased 6% year over year to $188.8 million from $178.3.

•	Operating income for the quarter ended March 31, 2013, decreased 6% to $13.1 million compared to $13.9 million in the same period last year. Non-GAAP operating income for the first quarter decreased 6% to $16.7 million compared to $17.7 million in the same period last year.

•	Net income for the quarter ended March 31, 2013, decreased 46% to $4.2 million, or $0.30 per fully diluted share, compared to $7.8 million, or $0.56 per fully diluted share, in the same period last year. Net income in 2012 included a net gain of $3.4 million resulting from the remeasurement of the Company’s investments, attributable to regaining the controlling interest in Sapiens. Non-GAAP net income for the first quarter decreased 36% to $6.3 million compared to $9.7 million in the same period last year.

•	Consolidated cash and short term and long term investments in marketable securities totaled approximately $128.1 million as of March 31, 2013.

•	Total equity on March 31, 2013 was $476.7 million (representing 54% of the total balance sheet).

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “after an excellent 2012, we are very pleased with our 2013 first quarter results, which are in line with our plan for the year. While Matrix, a leader in the provision of software solutions and services in Israel, experienced a decline in its operations due to seasonality (resulting from the early timing of holidays compared to 2012), both Sapiens and Magic, global providers of software solutions, continued their solid growth track with double digit growth in their top line.”

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets derived from acquisitions;

•	Research and development capitalization and related amortization;

•	Share-based compensation;

•	Unwinding of discount in connection with liabilities due to acquisitions; and

•	Related tax effect of the above items.

Formula’s management believes that the purpose of such adjustments is to give an indication of Formula’s performance exclusive of non-cash charges and other items that are considered by management to be outside of Formula's core operating results.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Formula believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Formula’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Formula’s results of operations in conjunction with the corresponding GAAP measures. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2013	2012
	Unaudited
Revenues	188,770	178,305
Cost of revenues	143,410	136,336

Gross profit	45,360	41,969
Research and development costs, net	4,107	2,439
Selling, general and administrative expenses	28,120	25,607
Other income, net	9	-

Operating income	13,142	13,923

Financial expenses, net	(1,475)	(1,494)

Income before taxes on income	11,667	12,429
Taxes on income	1,786	2,042

Income after taxes	9,881	10,387
Equity in gains of affiliated companies, net	11	3,719

Net income	9,892	14,106
Change in redeemable non controlling interests	752	-
Net income attributable to non-controlling interests	4,900	6,304

Net income attributable to Formula's shareholders	4,240	7,802

Earnings per share (basic)	0.31	0.58
Earnings per share (diluted)	0.30	0.56

Number of shares used in computing earnings per share (basic)	13,596,000	13,596,000
Number of shares used in computing earnings per share (diluted)	13,966,314	13,749,000

FORMULA SYSTEMS (1985) LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2013	2012
	Unaudited

GAAP operating income	13,142	13,923
Amortization of capitalized software and other intangible assets	4,768	4,709
Capitalization of software development	(2,318)	(2,102)
Stock-based compensation	1,145	1,188
Total adjustments to GAAP	3,595	3,795
Non-GAAP operating income	16,737	17,718

GAAP net income attributable to Formula's shareholders	4,240	7,802
Amortization of capitalized software and other intangible assets	4,768	4,709
Capitalization of software development	(2,318)	(2,102)
Stock-based compensation	1,145	1,188
Non-controlling interest in amortization intangible assets	(1,366)	(1,403)
Unwinding of discount in connection with liabilities due to acquisitions	207	-
Deferred taxes on the above items	(413)	(476)
Total adjustments to GAAP	2,023	1,916
Non-GAAP net income attributable to Formula's shareholders	6,263	9,718

Non-GAAP earnings per share (basic)	0.47	0.71
Weighted average number of shares used in computing earnings per share (basic)	13,596,000	13,596,000

Non-GAAP earnings per share (diluted)	0.39	0.66
Weighted average number of shares used in computing earnings per share (diluted)	14,718,782	14,718,782

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2013	2012
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	112,001	111,238
Marketable securities	15,766	14,866
Trade receivables	189,925	201,886
Other accounts receivable	43,380	41,012
Total current assets	361,072	369,002

LONG-TERM INVESTMENTS:
Marketable securities	331	331
Deferred Taxes	13,715	13,618
Investments in affiliated companies	3,196	3,022
Prepaid expenses and other accounts receivable	8,613	5,285
Total long-Term Investments	25,855	22,256

SEVERANCE PAY FUND	68,536	66,799

PROPERTY, PLANTS AND EQUIPMENT, NET	22,024	21,459

NET INTANGIBLE ASSETS AND GOODWILL	405,638	401,404

TOTAL ASSETS	883,125	880,920

CURRENT LIABILITIES:
Liabilities to banks	17,619	23,607
Debentures	16,316	15,735
Trade payables	48,294	51,943
Deferred revenues	40,754	33,998
Other accounts payable	85,862	98,009
Total current liabilities	208,845	223,292

LONG-TERM LIABILITIES:
Liabilities to banks and others	64,235	64,659
Deferred revenue	6,605	1,346
Other long-term payables	20,058	19,010
Accrued severance pay	83,941	81,832
Total long-term liabilities	174,839	166,847

REDEEMABLE NON-CONTROLING INTEREST	22,770	22,363

EQUITY
Formula shareholders' equity	251,837	245,067
Non-controlling interests	224,834	223,351
Total equity	476,671	468,418

TOTAL LIABILITIES AND EQUITY	883,125	880,920